SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Announcement | Lisbon |  8 May 2013

Long position

Portugal Telecom, SGPS S.A. (“PT”) informs that it was notified of the following regarding a long position of Société Général S.A. (“SG”):

A) 2% threshold exceeded (30 April 2013)

This holding results from the acquisition by SG, within normal trading activity, on 30 April 2013, of 10,089,860 PT ordinary shares. As a result of such transactions, SG held a long position corresponding to 2.65% of PT’s share capital and corresponding voting rights, as follows:

Ordinary shares	% of PT’s share capital and voting rights
11,767,327 PT ordinary shares	1.31%

Financial Instruments	Expiration Data	Number of voting rights	% of PT’s share capital and voting rights
One Equity Linked Swap	6 May 2013	20,000	1.12%
One Equity Linked Swap	28 May 2013	2,000	0.11%
One Equity Linked Swap	28 May 2013	2,000	0.11%
Total			2.65%

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisboa Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

B) Long position fell below 2% threshold (3 May 2013)

This holding results from the disposal by SG, within normal trading activity, on 3 May 2013, of 7,769,059 shares PT ordinary shares. As a result of such transactions, SG now holds a long position corresponding to 1.72% of PT’s share capital and corresponding voting rights, as follows:

Ordinary shares	% of PT’s share capital and voting rights
3,382,018 PT ordinary shares	0.38%

Financial Instruments	Expiration Data	Number of voting rights	% of PT’s share capital and voting rights
One Equity Linked Swap	6 May 2013	20,000	1.12%
One Equity Linked Swap	28 May 2013	2,000	0.11%
One Equity Linked Swap	28 May 2013	2,000	0.11%
Total			1.72%

This statement is pursuant to the terms and for the purposes of article 2-A of the Portuguese Securities Commission Regulation no. 5/2008, following a communication received from SG, with registered office at 29 Bvd. Haussmann, 75009 Paris, France.

| Comunicado

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.